FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 28, 2004

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

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Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Contents

* Press Release dated October 28, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Rolando Herrera Chaidez ___________________ Rolando Herrera Chaidez Comptroller
Date: October 28, 2004

FINANCIAL INFORMATION

Investor Relations:
Rolando Herrera
Phone: (81) 81 73 55 20
Fax: (81) 81 73 55 08
E- mail: rherrera@savia.com.mx

Savia announces results for the third quarter of 2004

  Figures in million pesos

  Consolidated Sales were $ 344 million pesos, 62% increase compared to last year.

  Consolidated Loss amounted to $759 million pesos.

  Bionova and Omega results are the significant subsidiaries of the company and are the main components of the Consolidated Figures as of the third quarter of 2004 fiscal year.

Financial Highlights

Monterrey, México, October 28, 2004. Savia S.A. de C.V. (BMV:SAVIA OTC: AJFY.PK) announced today its results at the third quarter of 2004 fiscal year.

Main Financial Indicators

Million of pesos of September 30, 2004 purchasing power

	July-Sept 2004	July-Sept 2003	Variation
Sales	344	213	62%
Gross Profit	63	8	701%
Gross Profit (% of sales)	18%	4%

Operating Expenses	84	143	41%
Operating Income	(21)	(135)	85%
Discontinued Operations Extraordinary Items	(759)	(2,655)
Consolidated Net Income	(759)	(2,465)	69%
Majority Net Income	(757)	(2,168)	65%

THIRD QUARTER 2004 CONSOLIDATED RESULTS

The consolidated financial statements reflect mainly the operations of Savia S.A. de C.V. ("Savia"), and its subsidiaries Bionova Holding Corporation ("Bionova"), a company involved in the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, S.A. de C.V., ("Omega"), a real estate company.

Consolidated Net Sales

Consolidated net sales reached 344 million pesos, 131 million pesos more than the same period of last year which represent an increase of 62%. This variation is mainly due to the increase of sales of the real estate segment focused in the lower income market and the increase in the production area from 80 to 128 hectares, in the fresh produce segment.

Consolidated Operating Income

Consolidated operating income on the third quarter was 21 million pesos, this compares positively with an operating loss of 135 million pesos for the same period last year. The increase is mainly due to a reduction on cost of sales due to a strategy of Bionova focusing production on higher income areas and a reduction of the corporate overhead as a result of Savia's reorganization.

Other net products

Other net products amounted to 25 million pesos, mainly derived from a write off of provisions of long stating liabilities in the holding company.

Extraordinary item, net

Currently, the company is pursuing a Joint Venture at its Fresh Produce Segment. As a result of this negotiation, a third party value assessment was made. To be able to reflect this valuation on the financial statements, a charge of 170 million pesos was reflected in the third quarter.

In order to fulfill the Mexican GAAP requirements stated in Bulletin C-15 (Impairment of Long Lived assets and its disposal), in force since January 1, 2004, the Management of the company obtained valuations from expert appraisers in the real state market to determine the market value of the long-lived assets in its subsidiary Omega, according to this report, an adjustment was recognized to lower the value of its assets in the amount of 589 million pesos.

Consolidated Net Loss

As a result of the above mentioned items, in the third quarter 2004, majority net loss reached 757 million pesos, 1,411 million pesos less than majority net loss of 2,168 million pesos reported in the same quarter last year. Majority net loss as of September 2003 included the Seminis transaction as a discontinued operation.

CONSOLIDATED RESULTS FOR THE NINE MONTHS OF 2004

Consolidated Net Sales

Consolidated net sales as of the third quarter of 2004 amounted to 1,267 million pesos, 125 million pesos more than same period last year. This variation is mainly due to the increase in sales of the Fresh Produce Segment, due to the increase in the production volume in the period, and also to the increase in sales of the lower income segment of the Real Estate division.

Consolidated Operating Income

Consolidated operating loss reached 20 million pesos, a recovery of 92% as compared to the same period of last year. This recovery derives from a decrease in the cost of sales of Bionova, mainly due to focusing its production in more profitable areas, and a reduction of the corporate overhead.

Other expenses, net

Other net expenses amounted to 172 million pesos coming from a reserve for doubtful accounts for 23 million pesos with related parties. Bionova reflected 61 million pesos from a reserve in doubtful accounts of a long-term receivable and Empaq, recognized an asset tax liability for 87 million pesos.

Extraordinary item, net

As consequence of the operating and financial restructuring process of Savia's businesses, started in 2001, the company is currently in negotiations with an investor to pursue a Joint Venture in its Fresh Produce Segment. Due to this fact, an independent assessment of the business was made to determine the value of the operation, which implied recognition of a charge for 322 million pesos in order to reflect the market value of the segment.

Continuing with its efforts to fulfill the requirements of the Mexican GAAP, reflected in Bulletin C-15 (Impairment of Long Lived assets and its disposal), in force starting January 1, 2004. During the present year the Management of the company has obtained reports from expert appraisers in the real estate market to determine the market value of the long-lived assets in its subsidiary Omega and accordingly an adjustment of 589 million pesos was recognized to reflect the value of its assets.

Consolidated Net Income

The Majority net loss in the third quarter amounted to 1,073 million pesos versus a Majority net loss of 2,097 million pesos for the same period last year, this variation represents a recovery of 49% mainly due to the recognition of a loss of 2,436 million pesos reflecting Seminis transaction as a discontinued operation, last year.

RELEVENANT EVENTS

Proposal to decree a dividend.

On a Board meeting held on October 26 2004, and based on a favorable opinion of the Audit Committee, the Board approved to submit to the Savia's shareholders a dividend in cash or kind, at shareholders election, equal to the value of our subsidiary Desarrollo Inmobioliario Omega. This transaction is subject to the Extraordinary Shareholders Meeting and corresponding authorities' approval.

Savia (www.savia.com.mx) its principal subsidiaries include Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. Savia reports its fiscal year on a calendar basis.

Savia S.A. de C.V and Subsidiaries

Consolidated Income Statement

For the period from July to September 2004

Million of Mexican Pesos and Dollars, except per share and per ADR data

As of September 30, 2004 Purchasing Power

	July-Septr '04		July-Sept '03
	Pesos	Dollars	Pesos	Dollars

Net Sales	344	30	213	19
Cost of Sales	281	25	205	18
Gross Profit	63	5	8	1

Operating Expenses	84	7	143	13

Operating Income	(21)	(2)	(135)	(12)

EBIT DA	3		(114)	(10)

Comprehensive Financing Income
Financial Expenses	(16)	(1)	(4)
Financial Income	11	1	16	1
Exchange Income (loss)	(10)	(1)	109	10
Monetary Result	4		9	1

Other Products	25	2	202	18

Income before Tax and Profit Sharing	(7)	(1)	197	18

Provision for Income Tax and Profit Sharing	(7)	(1)	7	1

Net Income before Discontinued Operations	0	0	190	17

Discontinued Operations	0	0	(2,655)	(232)
Extraordinary Items	(759)	(66)	0	0

Net Income	(759)	(66)	(2,465)	(215)

Net Majority Income	(757)	(66)	(2,168)	(190)

Average Shares Outstanding (millions)	471		471
Net Loss per Share (pesos)	(1.61)		(4.61)
Net Loss per ADR (dollars)		(136.44)		(29.31)

Savia S.A. de C.V and Subsidiaries

Consolidated Income Statement

For the period of January to September 2004

Million of Mexican Pesos and Dollars, except per share and per ADR data

As of September 30, 2004 Purchasing Power

	Jan - Sept '04		Jan -Sept '03
	Pesos	Dollars	Pesos	Dollars

Net Sales	1,267	111	1,142	100
Cost of Sales	973	85	985	86
Gross Profit	294	26	157	14

Operating Expenses	314	28	403	35

Operating Income	(20)	(2)	(246)	(21)

EBIT DA	37	3	(192)	(17)

Comprehensive Financing Income
Financial Expenses	(36)	(3)	(26)	(2)
Financial Income	29	3	60	5
Exchange Income (loss)	16	1	108	9
Monetary Result	42	3	33	3

Other (Expenses) Products	(172)	(14)	298	26

Income before Tax and Profit Sharing	(141)	(12)	227	20

Provision for Income Tax and Profit Sharing	25	2	67	6

Net Income before Discontinued Operations	(166)	(14)	160	14

Discontinued Operations	0	0	(2,436)	(213)
Extraordinary Items	(911)	(80)	0	0

Net Income	(1,077)	(94)	(2,276)	(199)

Net Majority Income	(1,073)	(94)	(2,097)	(183)

Average Shares Outstanding (millions)	471		471
Net Loss per Share (pesos)	(2.28)		(4.46)
Net Loss per ADR (dollars)		(194.33)		(28.23)